UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at November 14, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President and CEO

Date: November 14, 2007

* Print the name and title of the signing officer under his signature

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

CONTINENTAL RECEIVES EXPLORER OF THE YEAR AWARD
AT CHINA MINING 2007

November 14, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces that it has received the "Explorer of the Year Award" at the China Mining 2007 Conference in Beijing. The award, the most important one given at the conference, is awarded to an individual or company that has discovered a significant mineral deposit in a new or previously explored area, and is based on due diligence conducted by China's Ministry of Lands and Resources, the conference organizing committee, and it's international Advisory Committee.

Continental won the award for the discovery and development of the Xietongmen deposit in the Tibet Autonomous Region. The Company initiated exploration at Xietongmen in April 2005, and in two years outlined a large porphyry copper-gold-silver deposit with 220 million tonnes of mineral resources.

Continental has also completed a positive feasibility study for a 40,000 tonnes per day open pit operation at Xietongmen. The mine would have a 14 year life with an annual average production of 116 million pounds of copper, 190,000 ounces of gold and 1.73 million ounces of silver (see Continental News Release dated August 14, 2007). Continental is currently focused on completion of the environmental and socioeconomic assessment, advancement of its mining license application. The Company is also exploring other prospective targets on the property.

President and CEO Gerald Panneton said: "It is an honour to receive the Explorer of the Year Award for the Xietongmen deposit. This important discovery was the result of the hard work and commitment of the on-the ground team of project managers, geologists, technicians, and support staff as well as the engineering, environmental and community development specialists focused on developing a long-life, state of the art mine. In particular, we would like to acknowledge the people in the local communities, and those within the government and agencies, for their contribution and input."

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Xietongmen is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of copper, gold and silver, obtaining additional mining and construction permits, completion of final feasibility studies, preparation of all necessary engineering for open pit and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.